THIS AMENDED AND RESTATED MANUFACTURING, PACKAGING AND SUPPLY SERVICES AGREEMENT entered into in the City of Montreal, Province of Quebec, effective as of the 1st day of June, 2010 (the "**Effective Date**").

AMONGST: **LABOPHARM INC.**, a company incorporated under the laws of the Province of Québec, having its head office at 480, boulevard Armand-Frappier, in the City of Laval, Province of Québec, H7V 4B4,

AND: **LABOPHARM EUROPE LIMITED**, a company incorporated under the laws of Ireland, having a place of business at 5, The Seapoint Building, 44 Clontarf Road, Dublin 3, Ireland,

(Labopharm Inc. and Labopharm Europe Limited are hereinafter referred to jointly as "**Labopharm**")

AND: **CONFAB LABORATORIES INC.**, a corporation incorporated under the laws of Canada, having its head office at 4355 Sir Wilfrid Laurier Blvd., in the City of Saint-Hubert, Province of Québec, J3Y 3X3,

(hereinafter referred to as "**Confab**")

Article 1 RECITALS

1.1 The Parties entered into a Master Supply Agreement and a US Supply Agreement both effective December 13, 2005 (collectively the "**MSA**").

1.2 Labopharm owns or has rights to the Formulation (as defined below) and the Specifications (as defined in the Quality Agreement) in the Territory in respect of a prescription drug that is an analgesic tablet known as Tramadol Contramid® OAD available, without limitation, in strengths of 100mg, 200mg and 300mg (the "**Product**" or "**Products**"); and

1.3 Labopharm also owns certain patents relating to a controlled delivery technology known as Contramid® that is used in the manufacturing of the Products; and

1.4 Confab is a custom manufacturer of various pharmaceutical and health products and possesses the expertise, equipment, ability and capacity required to manufacture

In conformity with paragraph 12.2(3) of National Instrument 51-102 respecting Continuous Disclosure Obligations, Labopharm Inc. has redacted certain provisions of this agreement. Redacted provisions relate to applicable rates and fees and other confidential commercial terms,

and package, if applicable, the Products for Labopharm on a commercial scale; and

1.5 Labopharm and Confab now wish to amend and restate the MSA by entering into this Agreement pursuant to which Confab shall provide the Services (as hereinafter defined) to Labopharm for an extended Term, and Labopharm shall purchase Bulk Product (as defined below) and the Finished Product, if applicable, from Confab, the whole in accordance with and subject to the terms and conditions set forth in this Agreement.

Article 2 INTERPRETATION

2.1 **Recitals**: The above recitals form an essential declaration of the Parties and are an integral part of this Agreement. The Parties hereby declare that the recitals are true and accurate.

2.2 **Defined Terms**: As used in this Agreement, the following terms shall have the meaning ascribed to them below:

(a) **"Affiliate"** means any corporation or entity which is directly or indirectly controlled by, or controls or is under common control with, another corporation or entity, provided that "control" shall mean ownership as to more than 50% of another corporation or entity or the power to direct decisions of another corporation or entity, including, without limitation, the power to direct management and policies of another corporation or entity, whether by reason of ownership, by contract or otherwise;

(b) **"Agreement"** means this present agreement and all schedules, exhibits and written instruments supplemental to or amending or confirming it from time to time;

(c) **"API"** means the active pharmaceutical ingredient tramadol HCl;

(d) **"Applicable Laws"** means all (a) constitutions, treaties, laws, statutes, codes, ordinances, orders, decrees, rules, regulations and municipal by-laws, whether domestic, foreign or international, (b) judgments, orders, writs, injunctions, decisions, rulings, decrees and words of any governmental or regulatory body or authority, and (c) all policies, voluntary restraints, practices and guidelines of any governmental or regulatory body or authority, including, without limitation, cGMPs, relating to the manufacturing and packaging (if required), labelling, storage, handling or transportation of the Products in the

Territory;

(e) "**Batch**" means a production batch of approximately

REDACTED

to be manufactured by

(f) "**Bulk Product**" means the Product in tablet form;

(g) "**Business Day**" shall mean a business day in Québec for the Parties, excluding any and all plant shutdown period for Confab;

(h) "**Branded Guaranteed Manufacturing Ratios**" has the meaning set forth in Section 6.1;

(i) "**Confidential Information**" has the meaning set forth in Section 11.1;

(j) "**Contract Year**" means a period consisting of one (1) year, with the first Contract Year commencing on the Effective Date and terminating on December 31, 2011 and subsequent Contract Years commencing on the anniversary date of said first Contract Year and terminating successively one (1) year later than said anniversary date of the subsequent Contract Year;

(k) "**Contramid® Agreement**"means the Contramid® Granulation Services Agreement to be entered into by the Parties concurrently to this Agreement;

(l) "**Contramid® Powder**" means Labopharm's proprietary high amylose starch matrix used in the Formulation(s) of the Product(s), in powder form;

(m) "**cGMPs**" means the current good manufacturing practices and standards contemplated by the *Food and Drugs Act* (Canada) , the FD&C Act and other applicable legislation in the Territory, as interpreted from time to time by Health Canada, the FDA, the EMEA or any other Regulatory Authority in the Territory and as same are in effect from time to time during the Term of this Agreement;

(n) "**Defective Product**" has the meaning set forth in Section 8.2.1.

(o) "**Delivery Date**" means Product(s) ready to be shipped in accordance with the terms of a Firm Purchase Order and properly released by Labopharm's quality assurance department no later than five (5) days from Confab's quality assurance department's release;

(p) **"Disclosing Party"** has the meaning set forth in Section 11.1;

(q) **"Effective Date"** means the date first written above;

(r) **"EMEA"** means European Agency of Medicinal Products;

(s) **"FDA"** means the U.S. Food and Drug Administration, or any successor agency with responsibilities comparable thereto;

(t) **"FD&C Act"** means the U.S. *Food, Drug and Cosmetic Act*, as amended;

(u) **"Facility"** means Confab's manufacturing facility located at 4355 Sir Wilfrid Laurier Blvd., Saint-Hubert, Québec, J3Y 3X3;

(v) **"Finished Product"** means Product packaged for commercial distribution in accordance with Applicable Laws;

(w) **"Firm Purchase Order(s) or "PO(s)"** means a firm and binding purchase order for Product(s) from Labopharm to Confab, in writing, specifying the specific terms and conditions applicable to the firm order for Product(s) made by Labopharm to Confab, including the Delivery Date required and quantities of Bulk or Finished Product (which shall be per number of Batch(es) and for no less than one (1) Batch of Product), as approved in accordance with Section 3.4;

(x) **"Force Majeure"** means an event or occurrence beyond the reasonable control of a Party which by the exercise of reasonable diligence could not be overcome, including, but not limited to, strikes, lock-outs, labour disruptions, acts of God, changes in Applicable Laws, restraints of governments, riots, arrests of people, act of war, civil disturbances, rebellion or sabotage, fire, flood, lightning, epidemic, not caused by the act or omission of the Party, any delay or failure by a governmental authority (including a Regulatory Authority) to issue any relevant permit or order not caused by the act or omission of a Party;

(y) **"Formulation(s)"** means the unique formulation(s) for the manufacturing of the Product(s) supplied to Confab by Labopharm;

(z) **" Generic Guaranteed Manufacturing Ratios"** has the meaning set forth in Section 6.2;

(aa) **"Generic"** means a product (i) containing identical amounts of the identical medicinal ingredients as the Product, in comparable dosage forms, but not

necessarily the same non-medicinal ingredients; (ii) bioequivalent with the Product; (iii) with the same route of administration as the Product; and (iv) approved by relevant Regulatory Authorities for the same conditions of use as the Product in the Territory;

(bb) "**Indemnitee**" has the meaning set forth in Section 15.3;

(cc) "**Indemnitor**" has the meaning set forth in Section 15.3;

(dd) "**Initial Term**" has the meaning set forth in Section 16.1;

(ee) "**Intellectual Property Rights**" means, whether or not reduced to writing, all inventions, all rights to inventions, patents, patent applications and issued patents (and any continuations, divisions, patents of addition, applications for reissue, reissues, re-examinations or extensions of any of the foregoing), designs, design applications and design registrations, trade marks, trade mark applications, trade mark registrations, trade names, logos (whether registered or unregistered), copyright, copyright applications and registrations, processes, licenses, know-how, technology, data, chemical structures, formulae, discoveries, trade secrets, proprietary information and all other rights and intellectual property now or hereafter developed, which relates to the Product(s);

(ff) "**Labopharm Technology**" means any and all proprietary subject matter, trade secrets, know-how, materials, information, data, methods, processes, derivatives, protocols, standard operating procedures, assays, knowledge, inventions, discoveries, improvements and developments, whether or not patented or patentable and whether or not reduced to writing, pertinent to the Products, or Generic Product, if applicable, or to the manufacture, packaging, use or sale of the Products, or Generic Product, if applicable, (including, without limitation, the controlled delivery technology known as "Contramid®", the Formulation(s) and the Specifications and all improvements, additions and modifications thereto) and all Intellectual Property Rights related thereto, now or hereafter owned by, licensed to, in the possession of or controlled by Labopharm or its Affiliates;

(gg) "**Leadtime**" means the time allowed for Confab to process a Purchase Order pursuant to Section 3.7;

(hh) "**Marketing Authorization(s)**" or "**MA(s)**" shall mean the final regulatory approval(s) granted by the relevant Regulatory Authorities authorizing the marketing and sale of the Product(s) or the Generic Product, if applicable, in the Territory;

(ii) **"Packaging Components"** means all components (printed or unprinted) necessary or required for the packaging and supply of the Finished Product(s);

(jj) **"Party"** means either Labopharm or Confab, individually; **"Parties"** means Labopharm and Confab, collectively;

(kk) **"Product"** or **"Products"** has the meaning set forth in Section 1.2;

(ll) **"Product Complaint"** has the meaning set forth in Section 9.1;

(mm) **"Product Price(s)"** or **"Price(s)"** has the meaning set forth in **Schedule A**;

(nn) **"Quality Agreement"** has the meaning set forth in Section 8.1.1, and is attached hereto as **Schedule C**;

(oo) **"Raw Materials"** means all bulk pharmaceutical ingredients (active and inactive) and other related ingredients, excluding the API and Contramid® Powder, necessary or required for the manufacture of the Product(s) as further set forth in the Quality Agreement;

(pp) **"Recall"** has the meaning set forth in Section 9.2;

(qq) **"Receiving Party"** has the meaning set forth in Section 11.1;

(rr) **"Regulatory Authority(ies)"** means a governmental authority that has jurisdiction over the manufacture, packaging, use, storage, import, export, clinical testing, transport, marketing, sale or distribution of the Product(s) in the Territory;

(ss) **"Schedules"** means the schedules to this Agreement, unless otherwise specified herein, and the following are the Schedules attached to and incorporated in this Agreement by reference and deemed to be part hereof:

Schedules	Description
Schedule A	Product Prices
Schedule B	Intentionally Omitted
Schedule C	Quality Agreement
Schedule D	Services
Schedule E	Inventory Report
Schedule F	Vendor Rating Program
Schedule G	Yields
Schedule H	Branded and Generic Guaranteed Manufacturing Ratio
Schedule I	Shipping Instructions
Schedule J	Territory

(tt) "**Services**" means those Services as more fully described in **Schedule D** attached hereto.

(uu) "**Shipping Instructions**" shall have the meaning set out in **Schedule I.**

(vv) "**Specifications**" means the specifications necessary for Confab to provide the Services, including all information, data, formulae, quality control/quality assurance procedures, assays and reports, the whole as provided by Labopharm to Confab and as further detailed in the Quality Agreement;

(ww) "**Term**" has the meaning set forth in Section 16.1;

(xx) "**Territory**" means the countries listed in Schedule J and any other country which may be added by Labopharm from time to time, upon signed and written agreement between the Parties as to Product Prices in respect of the said other country;

(yy) "**U.S.**" or "**U.S.A.**" or "**USA**" means the United States of America

2.3 **Currency**. Except as otherwise expressly stated, all dollar amounts referred to in this Agreement are in the lawful currency of Canada.

2.4 **General.** Article and Section headings in this Agreement are for convenience only and shall not be used in interpreting this Agreement. This Agreement shall be read with such changes in gender or number, as the context requires.

Article 3. MANUFACTURE , PACKAGING AND SUPPLY

3.1 **Supply of Product(s)**. Confab hereby agrees to provide the Services in order to supply Labopharm with such quantities of the Product(s) as are required to fill Purchase Orders, the whole in strict accordance with the terms and subject to the conditions set out in this Agreement, the Quality Agreement, the Specifications, the cGMPs and all Applicable Laws. Labopharm hereby agrees to purchase from Confab such quantities of the Product(s) as ordered by Purchase Orders, the whole in accordance with the terms hereto.

Labopharm agrees to use its reasonable commercial efforts to transfer packaging services in respect of the Products to Confab and to issue Firm Purchase Orders to Confab accordingly at prices to be negotiated in good faith by the Parties.

3.2 **Production Capacity.** During the Term, Confab shall use commercially reasonable efforts to maintain production capacity for the manufacture of the Products at a level necessary to produce the amount of Product(s) set forth in the forecasts provided pursuant to Section 3.3 below.

3.3 **Forecasts**. Concurrently with the execution of this Agreement, Labopharm shall provide Confab with a written forecast of Labopharm's estimated monthly requirements of the Products for the twelve (12) month period commencing with the first Contract Year and which forecast will be updated by Labopharm monthly on a rolling twelve (12) month basis and provided to Confab no later than the fifteenth (15th) day of each month. The forecasts shall be non-binding, except for the first three (3) months which shall be covered by Firm Purchase Order(s).

3.4 **Firm Purchase Order(s)**. On a monthly basis, Labopharm will issue Firm Purchase Orders for Product(s) in accordance with the Leadtime for the Product(s). Confab hereby acknowledges that Firm Purchase Orders placed by Labopharm shall be made in a similar form as the PO attached hereto as **Schedule B**. In case of conflict between the provisions of this Agreement and a PO, the provisions of this Agreement shall have precedence except as otherwise expressly agreed to by the Parties. Confab shall confirm receipt of each PO issued by Labopharm within a reasonable delay. Each PO issued by Labopharm in accordance with this Section 3.4 and for which a receipt confirmation has been issued by Confab, shall be deemed accepted by Confab after seven (7) Business Days from its issuance.

3.5 **Continuity of Purchase Orders**. Confab declares and Labopharm acknowledges that the continuity of ordering in accordance with the Leadtime facilitates Confab's

ability to maintain a continuous flow in the manufacturing and packaging processes, if applicable, in order to meet and reduce the Leadtime.

3.6 **Unplanned Changes.** Confab agrees to use reasonable commercial efforts to comply with unplanned changes in Firm Purchase Orders.

3.7 **Manufacture, Packaging and Delivery of Product.** Confab will provide the Services and deliver the Product(s) in the quantities specified in each Purchase Order. Confab shall deliver the Product(s) within ninety (90) days of the date of the Purchase Order with a ten (10) Business Day grace period for events beyond Confab's control (the "**Leadtime**"), except for the first Purchase Order which shall be delivered on such date as approved in writing by the Parties. Confab shall also ensure that deliveries comply with Labopharm's Vendor Rating Program, as further set forth on **Schedule F**.

3.8 **Delivery of API and Contramid® Powder.** Based on Labopharm's Firm Purchase Order, Confab shall order directly from Labopharm using a no-charge purchase order the quantities of API and Contramid® Powder required to satisfy Labopharm's forecasted requirements of Product(s). Labopharm shall cause to be delivered on a REDACTED within three (3) months of Confab's purchase order, quantities of API and Contramid® Powder in accordance with Confab's purchase orders therefore. The API and Contramid® Powder delivered shall meet the Specifications. Quantities of API and Contramid® Powder shall be stored by Confab at the Facility. Labopharm will cause the API and Contramid® Powder to be shipped directly to the Facility. Confab shall at all times maintain minimum safety stocks of both the API and the Contramid® Powder of not

REDACTED

The Parties hereby acknowledge and agree that the minimum safety stock may be subject to adjustment if it is determined by the Parties not to be sufficient given the actual number of Product tablets purchased by Labopharm.

Title to the API and Contramid® Powder shall, at all times, remain with Labopharm.

3.9 **API and Contramid® Powder Inventory Report.** Confab shall provide Labopharm with monthly inventory reports outlining the free balance of API and Contramid® Powder on hand and a reconciliation of the API and Contramid® Powder held by Confab, which shall contain the information outlined in **Schedule E** hereto.

3.10 **Yields.** The Parties hereby agree that the acceptable manufacturing yields shall be as set forth on **Schedule G**. The Parties further agree to undertake a program to

optimize the Contramid® granulation process to improve the yield. Once the program is completed and approved by both Parties, the yield for the Contramid® granulation shall be revised and amended accordingly. Confab acknowledges and agrees that if it does not achieve the yields set forth herein, it shall reimburse Labopharm the actual verifiable cost of the API and Contramid® Powder which would have been required for said portion of the Batch which cannot be used, taking into account said yields. Confab and its auditors shall have the right to audit Labopharm's books, records and supporting documents accordingly to Article 10. At last, the Parties agree to negotiate in good faith revised target yields for the printed Bulk Product(s) and packaged Product(s), following completion of the validation process, if it is determined that the acceptable manufacturing yields set forth herein cannot be achieved.

3.11 **Raw Materials and Packaging Components Inventory.** Confab will purchase, manage and maintain an adequate supply of Raw Materials and Packaging Components, if applicable, at all times to satisfy Labopharm's Firm Purchase Orders. Confab shall bear all risks associated with the purchase, management and maintenance (including without limitation the risks of loss, destruction and obsolescence) of any Raw Materials and Packaging Components, if applicable, that are required to satisfy the Purchase Orders or that have been ordered with Labopharm's consent. Notwithstanding the foregoing, the Parties hereby recognize that certain materials or components may have long order leadtime. As such, Confab agrees to prepare a list of such components or materials. Upon review and approval of the list by Labopharm, Labopharm's consent to ordering of these materials and/or components shall no longer be required.

3.12 **Shipping of Product and Risk of loss.** Confab shall provide Labopharm with all documentation pertaining to each Batch of Bulk Product or Finished Product, if applicable, including without limitation, all manufacturing, packaging (if required), quality and release documentation. Confab shall arrange for shipment Ex Works (Incoterms 2000) the Facility, to Labopharm or Labopharm's designee in accordance with Labopharm's Shipping Instructions on the Delivery Date, with a ten (10) Business Day grace period for events beyond Confab's control. Labopharm may request that such shipments of Bulk Product occur under quarantine status. Any such request must be in writing. In no circumstances shall Confab be permitted to arrange for shipment of a Batch of Finished Product for delivery until Labopharm has released such Batch and approved shipment.

Article 4 PURCHASE PRICE AND PAYMENT TERMS

4.1 **Product(s) Prices.**

The Product(s) Prices are set forth in **Schedule A** and shall not be subject to any increase during the Term except as provided under the terms of this Agreement. The current Product Prices are as set forth in **Schedule A**. The Parties further recognize and agree that the price change set forth in **Schedule A** shall apply as of January 1, 2012.

4.2 **Price Adjustment.**

a) **Increase / Decrease in the ordinary course of business.**

REDACTED

b) **Extraordinary Increases in Costs of Raw Materials.**

REDACTED

c) **Extraordinary Decreases in Costs of Raw Materials.**

REDACTED

d) **Generic Product.** If at any time during the Initial Term of this Agreement, Labopharm launches a Generic Product, directly or indirectly, through a third party or marketing partner, in co-promotion, as an ultra generic or otherwise and if a Marketing Authorization is granted in respect of the said Generic Product in the USA, Labopharm agrees to guarantee the Generic Guaranteed Manufacturing Ratio, as further set forth in Section 6.2 of this Agreement and the Parties shall enter into good faith discussions with a view to reduce the Product Prices.

4.3 **Invoicing and Payment.** Confab shall invoice Labopharm upon Confab's quality assurance department's release of the Bulk Product or Finished Product, if applicable. Labopharm shall pay each invoice in full within thirty (30) days after its receipt, unless the shipment is rejected or acceptance revoked by Labopharm in accordance herewith. All payments shall be made in Canadian dollars

REDACTED

4.4 **Taxes.** The prices referred to in Section 4.1 are exclusive of all applicable sales, goods and services (GST) and similar taxes, which shall be the responsibility of Labopharm. Where applicable, the amount of such taxes will be added to the Product Price in effect at the time of delivery thereof and will be reflected in the invoices submitted to Labopharm by Confab pursuant to Section 4.3 hereof. The Parties acknowledge that Confab has obtained, and will endeavour to maintain, an exemption from the Canadian tax authorities concerning the payment of the GST based on the re-exportation of the Product(s) outside Canada.

Redacted

Article 5 BUSINESS REVIEWS, KEY PERFORMANCE INDICATORS AND BEST PRACTICES

5.1 **Business Reviews.** Each Party will, upon execution of this Agreement, appoint one of its employees to be a relationship manager responsible for liaison between the Parties. The relationship managers shall meet not less than quarterly to review the current status of the business relationship and to manage any issues that have arisen.

5.2 **Key Performance Indicators**. The Vendor Rating Program attached hereto as **Schedule F** shall be used to measure and track Confab's performance, including, without limitation, the manufacturing yields set forth on **Schedule G**. The results of Confab's performance will be issued on a quarterly basis and will measure each of the criteria outlined in **Schedule F**. These results will be reviewed at the quarterly business reviews. Should Confab fail to achieve the required minimum level of performance REDACTED it shall develop a remediation plan which shall be presented to and approved by Labopharm within thirty (30) days of the notification, which approval, will not be unreasonably withheld. If approved, the remediation plan will need to be implemented by Confab in accordance with its terms. At any time during the Term of this Agreement, should Confab fail to achieve the criteria set out in **Schedule F** for two (2) consecutive quarters or if Confab's performance falls below in any one (1) quarter, Labopharm shall be entitled to terminate this Agreement upon a ninety (90) days prior notice without payment to Confab of any penalty, indemnity, anticipated profits, or damages, provided however that Labopharm shall not have the right to terminate the Agreement and Confab shall not be penalized should Confab fail to achieve the said criteria in the first Contract Year or due to Labopharm's fault. It is understood and agreed that the Parties shall re-evaluate the Vendor Rating Program and performance criteria after the first Contact Year.

5.3 **Continuous Improvements and Best Practices**. The Parties agree to pursue a mutual continuous improvement and best practices strategy to find ways of improving the manufacturing performance and reducing the Raw Materials costs. In the event of cost reductions arising out of any technological changes or process or supply chain management improvements resulting from this initiative, the benefits of such cost reduction will be shared equally by the Parties. Product Prices shall be adjusted and **Schedule A** updated to reflect same.

Article 6 GUARANTEED MANUFACTURING RATIO

6.1 **Branded Guaranteed Manufacturing Ratio.** Labopharm agrees to purchase from Confab the branded guaranteed manufacturing ratio as further set out in **Schedule H** attached hereto (the "**Branded Guaranteed Manufacturing Ratio**"). The Branded Guaranteed Manufacturing Ratio shall be binding and defined in terms of percentages of the Product's manufacturing Services in the Territory, no matter who manufactures the Product. The Parties acknowledge and agree that the said ratios shall be valid until December 31, 2016. The commercial manufacturing and sale of the Product by Confab to Labopharm is contemplated to generate the Guaranteed

Manufacturing Ratio each Contract Year of the Term of this Agreement, starting as of June 1, 2010, expressed in terms of the percentage of all tablets of the Product manufactured by Confab as ordered by Labopharm, under a Purchase Order.

6.2 **Generic Guaranteed Manufacturing Ratio.** If Applicable, Labopharm agrees to purchase from Confab the generic guaranteed manufacturing ratio as further set out in **Schedule H** attached hereto (the "**Generic Guaranteed Manufacturing Ratio**"). The Generic Guaranteed Manufacturing Ratio shall be binding and defined in terms of percentages of the Generic Product's manufacturing services in the USA, no matter who manufactures the Generic Product. The Parties acknowledge and agree that the said ratios shall be valid for a term of three (3) years starting from the issuance of a Marketing Authorization for the Generic Product in the USA. For greater certainty, the Parties acknowledge and agree that in no event shall this term be extended beyond December 31, 2019. The commercial manufacturing and sale of the Generic Product by Confab to Labopharm is contemplated to generate the Generic Guaranteed Manufacturing Ratio each Contract Year of the extended term of this Agreement, starting from the issuance of the Marketing Authorization for the Generic Product in the USA, expressed in terms of the percentage of all tablets of the Generic Product manufactured by Confab as ordered by Labopharm, under a Purchase Order.

6.3 In the event the Branded and/or Generic Guaranteed Manufacturing Ratio is not attained for each Contract Year and subsequent year of this Agreement, Confab shall be entitled to claim from Labopharm the amount corresponding to the difference between the Branded and/or Generic Guaranteed Manufacturing Ratio and the number of Branded and/or Generic Product tablets ordered by Labopharm under Purchase Orders for the USA in a given Contract Year. The net profit compensation is defined as being Confab's Product Price to Labopharm less the direct costs of labour and materials (including external testing costs).

Article 7 REGULATORY MATTERS

7.1 **Labopharm's Regulatory Obligations.** Labopharm shall be solely responsible to obtain and maintain the MAs necessary for the marketing, selling and commercialization of the Product(s) in the Territory and Confab shall provide assistance and cooperation to Labopharm to the extent necessary to obtain and maintain such MAs including, without limitation, assistance for any regulatory submissions to the Regulatory Authorities in the Territory.

7.2 **Confab's Regulatory Obligations.** Confab shall obtain or has obtained and shall maintain throughout the Term, at its sole cost and expense, valid manufacturing authorizations necessary to manufacture the Products at the Facility, including, without limitation, a valid establishment license issued by Health Canada and/or any other Regulatory Authorities in the Territory.

7.3 **Manufacturing Process Improvement.** Effective immediately, Confab hereby undertakes to begin working on improving the manufacturing process for the Product, as further set forth in Section 5.3. In order to support Confab in its effort to improve such process, Labopharm hereby undertakes to provide any and all reasonable assistance required to make such improvements. Notwithstanding the foregoing, Confab agrees and undertakes to give prompt notice and obtain prior written approval from Labopharm if any such improvements impact Labopharm's regulatory and/or quality filings for the Product.

Article 8 QUALITY ASSURANCE & INSPECTIONS

8.1 **Quality Assurance.**

8.1.1 Concurrently with the execution of this Agreement, Labopharm and Confab shall execute a new Quality Agreement (the "**Quality Agreement**") to set forth the quality control and quality assurance obligations of the Parties, the whole in compliance with cGMPs and Applicable Laws. The Quality Agreement shall be attached hereto as **Schedule C**.

8.2 **Post-Delivery Inspection.**

8.2.1 Labopharm may inspect any Product(s) before accepting delivery of, or having an obligation to purchase, such Product(s). If Labopharm has not given notice that it accepts delivery within five (5) Business Days of Confab's quality assurance department's release of the Product(s), Confab shall have the right to consider the Product(s) as properly delivered. No inspection or other action by Labopharm shall in any way obligate Labopharm to purchase any defective or non-conforming Product(s) or to retain any Product(s) which, upon subsequent inspection or use, proves to be defective or non-conforming (the "**Defective Product**"). Labopharm may reject any such Defective Product within forty (40) days of its receipt thereof. Labopharm shall give written notice to Confab stating why the Defective Product is not acceptable to Labopharm within a reasonable delay following the actual discovery or knowledge thereof. After giving notice, Labopharm will, at Confab's request, return to Confab any Defective Product (or samples thereof, if requested by Confab), at Confab's sole risk and expense, subject to this Section 8.2.

8.2.2 In the event Confab notifies Labopharm in writing within such thirty (30) days delay of Labopharm's notice thereof that it denies responsibility for the Defective Product(s), then:

(a) representative samples of the Defective Product(s) shall be submitted to a mutually acceptable independent laboratory or consultant (if not a laboratory analysis issue) for analysis or review, the cost of which shall be paid by the Party against whom the discrepancy is unfavourably resolved by the independent laboratory or consultant;

(b) if Labopharm is determined to be responsible by such laboratory or consultant for the Defective Product(s) of if such laboratory or consultant determines that the Product is not a Defective Product, then the provisions of Section 8.2.1 and 8.2.4 shall apply. Labopharm shall not be entitled to reimbursement for such Product(s) and shall reimburse the amount paid by Confab, if any, for delivery of samples to such laboratory or consultant; or

(c) if Confab is determined to be responsible for the Defective Product(s), then the provisions of Section 8.2.3 and 8.2.4 shall apply.

8.2.3 If Confab accepts Labopharm's claim that the Product is defective or non-conforming or if the Product is determined defective or non-conforming by the independent laboratory or consultant, Confab shall, at Labopharm's sole option, either:

(a) replace the Defective Product(s), including reimbursement of the verifiable costs of the API and Contramid® Powder, with an equivalent quantity of new Product(s) as soon as possible but in no event later than within the Leadtime; or

(b) immediately credit Labopharm for the Defective Product(s), including, the verifiable costs of the API and Contramid® Powder, and any freight, shipping costs and duties incurred in the initial shipment of the Defective Product(s) to Labopharm.

8.2.4 Confab shall dispose of Defective Product(s) and all other waste generated from the manufacture of Defective Product(s) at the expense of the Party whose position is not sustained by the testing organization or of Confab, in case Confab accepts Labopharm's claim that the Product is a Defective Product and pursuant to all Applicable Laws.

8.3 **Inspection by Regulatory Authorities** – Confab shall promptly advise Labopharm of any proposed or unannounced visit or inspection of the Facility relating to the Product(s) by any Regulatory Authorities and will allow Labopharm or an Affiliate to be present when discussing the Product. If Labopharm or an Affiliate is not present during such a visit or inspection, Confab shall, within a reasonable delay, prepare and provide Labopharm with a summary report of any such visit or inspection. Confab shall also immediately provide Labopharm with copies of any letters, reports or other documents issued by any Regulatory Authorities relative to any such visit or inspection. Any corrective measures required by Regulatory Authorities to be undertaken at the Facility will be at Confab's sole cost and expense.

Article 9 PRODUCT COMPLAINT & RECALL

9.1 **Product Complaints**. Confab shall maintain a record of all Product complaints it receives (each a "**Product Complaint**") and undertakes to immediately notify Labopharm of same and cooperate with and provide Labopharm with all reasonable assistance in the handling of such Product Complaints by Labopharm.

9.2 **Recalls.** Confab shall promptly advise Labopharm in writing of any potential problems which might reasonably be expected to result in a recall, market withdrawal or field correction (a "**Recall**"). Labopharm shall have exclusive authority over the conduct of any Recall and Confab shall cooperate with Labopharm in conducting any Recall. If any Recall of the Product(s) is a result of any negligence or misconduct of Confab, then, and without any prejudice to any other right or recourse Labopharm may have under this Agreement, at law or in equity, Confab shall replace the recalled Product(s) with an equivalent quantity of such Product(s). All Product(s) that is (are) subject to any Recall shall be treated in accordance with the provisions of Section 8.2, which shall apply to such Product(s), *mutatis mutandis*.

Article 10 AUDIT & RECORDS

10.1 **Audit**. Confab or its auditors shall have the right, upon reasonable advance notice and during regular business hours, to inspect and audit Labopharm's books, records, and supporting documents with respect to the actual verifiable cost of the API and Contramid® Powder as per Sections 3.9 and 3.10 and with respect to the Branded and/or Generic Guaranteed Manufacturing Ratio as per Sections 6.1 and 6.2 of this Agreement. Labopharm shall keep complete, accurate and detailed original records pertaining to the performance of its obligations hereunder. Records

shall be maintained for the longer of (i) any period required under any Applicable Laws; or (ii) a period of seven (7) years after expiry of the shelf life of the Product(s).

10.2 **Records** – Both Parties shall keep complete, accurate and detailed original records pertaining to the performance of its obligations hereunder, including, but not limiting to, quality assurance. Records shall be maintained for the longer of (i) any period required under any Applicable Laws; or (ii) a period of seven (7) years after expiry of the shelf life of the Product(s). Either Party shall make available to the other Party such records without unreasonable delay to the extent reasonably requested and required by said other Party to comply with its regulatory and other legal and business requirements.

Article 11 CONFIDENTIALITY

11.1 **Definition**. In this Agreement, "**Confidential Information**" means any and all proprietary, scientific, technical, financial, business or other type of information, including, the terms of this Agreement, that is or has already been disclosed by or on behalf of a Party or of any of its Affiliates (the "**Disclosing Party**") to the other Party (the "**Receiving Party**") or to any of the other Party's Affiliates pursuant to this Agreement, whether such information is or has been conveyed verbally, visually or in written or electronic or other tangible form, and whether such information is acquired directly or indirectly, including, but not limited to all technology, data, document, manual, report, method, specifications, composition, formulation, know-how, trade secrets, concepts, ideas, and all internal reports, materials and other documents containing, based on or regarding any of the foregoing.

11.2 **Confidentiality**. Each of the Parties shall hold in confidence any and all Confidential Information disclosed to it by or on behalf of the Disclosing Party before and during the Term of this Agreement and shall not use such Confidential Information except in accordance with the terms of this Agreement. No Party shall, without the express written consent of the Disclosing Party, disclose to any third party (except to Regulatory Authorities to obtain and maintain mandatory authorizations for the Product(s) or subject to Section 11.4, other disclosures required by law) or use for its own purposes any Confidential Information of the other Party. The provisions of this Article 11 shall survive the termination of the Agreement for a period of ten (10) years. Notwithstanding the foregoing, the Receiving Party shall be entitled to disclose any Confidential Information to its Affiliates, directors, officers, employees, consultants and other representatives, who need to know the Confidential Information for the proper performance of this Agreement; provided that the Receiving Party shall impose at least the same confidentiality obligations on each

such directors, officers, employees, consultants and other representatives as is imposed upon the Parties under this Agreement and provided that they are bound to the Receiving Party or its Affiliates by confidentiality obligations at least as stringent as those set forth herein.

11.3 **Exceptions.** The obligation of confidentiality, non-use and non-disclosure herein shall not apply to any data or information disclosed by one Party to another which:

11.3.1 at the time of the disclosure or thereafter is or becomes part of the public domain by publication or otherwise through no fault of the Receiving Party or any of its Affiliates or their respective directors, officers, employees, consultants or other representatives;

11.3.2 is disclosed to the Receiving Party by a third party, other than an Affiliate of the Disclosing Party, having the legal right to make such disclosure; or

11.3.3 is known to the Receiving Party as of the Effective Date as established by contemporaneous documentary evidence, and has not been disclosed by the Disclosing Party, any of its Affiliates or any of their respective directors, officers, employees, consultants or other representatives.

11.4 **Disclosure by law or court order.** The Receiving Party shall be entitled to disclose Confidential Information to the extent required by applicable law or court order. In such case, the Receiving Party shall, to the extent possible, provide the Disclosing Party with written notice that Confidential Information is proposed to be disclosed sufficiently in advance of the proposed disclosure so as to provide the Disclosing Party with reasonable opportunity to seek to prevent the disclosure of, or to obtain a protective order for the Confidential Information. If such protective order or other remedy is not obtained, or if the Disclosing Party waives compliance with the provisions of this Agreement, the Receiving Party will provide only that portion of the Confidential Information which is legally required.

11.5 **Unauthorized Use.** In the event that a Party becomes aware or has knowledge of any unauthorized use or disclosure of any Confidential Information of the other Party, it shall promptly notify the other Party of such unauthorized use or disclosure and, thereafter, it shall take all reasonable steps to assist the other Party in attempting to minimize any potential or actual damages or losses resulting from such unauthorized disclosure.

11.6 **Return of Information.** Upon termination of this Agreement, the Receiving Party shall promptly return all of the Disclosing Party's Confidential Information, including all reproductions and copies thereof and shall immediately delete all references

thereto stored electronically, save to the extent necessary to comply with cGMPs.

11.7 **Publicity** – Subject to Section 20.10, Confab shall not make any announcement or other public disclosure of the execution of this Agreement, of any of the transactions contemplated by this Agreement or any of the terms thereof or otherwise use the name of Labopharm or any of its Affiliates for any commercial purpose without the prior written consent of Labopharm, which consent may be withheld at Labopharm's sole and entire discretion.

Article 12 INTELLECTUAL PROPERTY

12.1 **Ownership Rights**. Each Party agrees that it shall not claim to have any rights, title or ownership in the Confidential Information of the other Party or any discoveries or inventions or improvements based on or derived from the Confidential Information, and that rights, title and ownership in such Confidential Information of the other Party or any discoveries or inventions or improvements based on or derived from said Confidential Information shall, as between the Parties, rest in the other Party. Without limiting the generality of the foregoing, Confab acknowledged that the Labopharm Technology and all Intellectual Property Rights related thereto shall remain the sole property of Labopharm and/or its Affiliates and/or its (their) licensors as the case may be and it shall form part of Labopharm's Confidential Information. Confab agrees to promptly disclose to Labopharm any discoveries, or inventions or improvements based on or derived from Labopharm's Confidential Information. Confab agrees to assign (and does hereby assign) to Labopharm, the sole and exclusive ownership in all such discoveries, inventions and improvements, to obtain from any of its employees and any person acting on its behalf in the performance of this Agreement any such assignment and to sign all documents and do all things required to give effect thereto.

12.2 **License** – Subject to the terms and conditions of this Agreement, Labopharm hereby grants Confab a non-exclusive, non-transferable license to use the Specifications and Formulations to manufacture the Product(s), except for non-proprietary materials and specifications, exclusively for the purpose of supplying Product(s) to Labopharm pursuant to the provisions hereof. This license shall, *ipso facto*, terminate upon the expiration or earlier termination of this Agreement. Confab shall not use the Labopharm Technology nor the Intellectual Property Rights in any manner whatsoever except as expressly provided herein.

12.3 **No Trade Mark Rights**. Except as otherwise specifically provided for herein, no right, express or implied, is granted hereby to a Party to use in any manner the

name or any other trade name or trade mark of the other Party.

Article 13 INSURANCE

13.1 Each Party will maintain during the Term and for a period of three (3) years after its termination, at its own expense, customary, reasonable and adequate insurance coverage on its activities under this Agreement. Such insurance will be maintained with one or more reputable insurance carriers, and will include, without limitation, product liability insurance, comprehensive general liability insurance for claims for damages arising from bodily injury (including death) and third party property damages Redacted coverage per occurrence. Confab shall also maintain valid commercial property insurance (including equipment, boiler and machinery coverage) and business interruption insurance, Redacted Each party shall cause the other Party to be named as a loss payee under its product liability and comprehensive general liability insurance policy. In addition, such insurance will provide that the insurer will endeavour to notify each Party at least thirty (30) calendar days in advance of any cancellation or modification of such insurance coverage. Upon a Party's written request, the other Party will promptly provide it with a certificate from the insurer(s) evidencing such insurance coverage.

Article 14 REPRESENTATIONS & WARRANTIES

14.1 **Confab's Representations and Warranties.** Confab represents and warrants to Labopharm and acknowledges that Labopharm is relying on such representations and warranties to enter into this Agreement that:

(a) it is a corporation duly organized and validly existing under the laws of the jurisdiction in which it is incorporated;

(b) it has all necessary corporate power, authority and capacity and is properly authorized to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement and the performance of the transactions contemplated hereby have been duly authorized by it, its directors and shareholders and the Agreement is a legal and binding obligation of Confab, enforceable against Confab by Labopharm in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable

remedies may be granted only in the discretion of a court of competent jurisdiction;

(c) Confab has the competencies, experience, capacity, expertise and human and financial resources required to ensure the performance of this Agreement and will endeavour to only use employees and approved subcontractors who are adequately trained, qualified, and experienced to perform its obligations under this Agreement;

(d) it shall ensure the requisite manufacturing and packaging, if applicable, capacity to provide the Services pursuant to the terms of this Agreement;

(e) the execution and performance of Confab's obligations hereunder do not and will not conflict with any obligation it may have to any third party;

(f) to the best of Confab's knowledge, as of the Effective Date, there is no claim, suit, proceeding, or other investigation pending, or to the actual knowledge of Confab, overtly threatened against Confab which is likely to prevent or materially interfere with Confab's performance under this Agreement or materially adversely affect the rights and interests of Labopharm hereunder;

(g) Confab is not debarred and will not use in any capacity the services of any person debarred under Subsection 306(a) or (b) of the U.S. Generic Drug Enforcement Act of 1992 or under 42 U.S.C. Section 1320-7, or any comparable Canadian legislation, or sanctioned by, excluded or otherwise prohibited from being an employee, supplier, manufacturer or packager in connection with any federal health care program in Canada or the USA, including Medicare and Medicaid or in any USA or Canadian medication federal procurement or medication non-procurement programs;

(h) The Product(s) delivered to Labopharm, its Affiliates, agents, partners, subcontractors, sub-distributors or the like under this Agreement shall meet the applicable Specifications, Quality Agreement and arrangements for shipping in accordance with the Shipping Instructions and will be free of defects in workmanship and materials;

(i) Confab will obtain and maintain all applicable valid licences, certifications or authorizations to provide the Services and manufacture and package the Product(s) at the Facility as contemplated in Section 7.2; and

(j) Confab is not obliged to make any filing with, give any notice to or obtain any license, certification or authorization of any Regulatory

Authority(ies) as a condition of the lawful consummation of this Agreement other than as expressly provided for herein in connection with the Product(s).

14.2 **Limited Warranties.** Subject to Applicable Laws, the foregoing warranties are limited and are in lieu of any other warranty. Except as set forth above, Confab makes no warranty or representation, expressed or implied, with respect to the Product(s), whether as to merchantability, quality or fitness for a particular purpose or otherwise.

14.3 **Labopharm's Representations and Warranties.** Labopharm represents and warrants to Confab and acknowledges that Confab is relying on such representations and warranties to enter into this Agreement, that:

(a) it is a corporation duly organized and validly existing under the laws of the jurisdiction in which it is incorporated;

(b) it has all necessary corporate power, authority and capacity and is properly authorized and licensed to enter into this Agreement and to perform its obligations hereunder. Labopharm has the full right, power and authority to grant the rights granted to Confab hereunder. The execution and delivery of this Agreement and the performance of the transactions contemplated hereby have been duly authorized by it, its board of directors and shareholders;

(c) it shall provide all information necessary for Confab to manufacture, package and ship the Product(s) in accordance with the applicable Specifications and Shipping Instructions (as applicable) and shall make its employees available to respond to questions concerning such information at no charge to Confab;

(d) it shall sell or cause the Product(s) to be sold under trade names or trademarks that are the exclusive property of Labopharm or that it can lawfully use, and accepts that Confab shall have no responsibility with respect to the use of the said trade names or trademarks;

(e) to the best of its knowledge, as of the Effective Date, there is no claim, suit, proceeding, or other investigation pending, or to the actual knowledge of Labopharm, overtly threatened against Labopharm which is likely to prevent or materially interfere with Labopharm's performance under this Agreement or materially adversely affect the rights and interests of Confab hereunder.

Article 15 INDEMNIFICATION

15.1 **Indemnity in Favour of Confab.** Labopharm shall defend, indemnify and hold Confab, its Affiliates, and their respective officers, directors, employees, agents, representatives and shareholders, harmless from and against any third party claim resulting from:

15.1.1 a negligent act or omission or wilful misconduct by Labopharm, its employees, agents or contractors in connection with the subject matter of this Agreement;

15.1.2 the infringement by Labopharm and/or Confab of the intellectual property rights of any third party as a result of the use of the Labopharm Technology and the related Intellectual Property Rights in accordance with the provisions hereof;

15.1.3 the breach by Labopharm of any of the terms, obligations, representations and warranties of this Agreement,

15.1.4 any and all Product(s) claim to the extent such claim (i) is caused by deficiencies of the Specifications themselves, the safety, efficacy or marketability of the Product(s) or any distribution thereof, or (ii) results from a defect in the API or Contramid® Powder supplied by Labopharm;

provided that Labopharm shall not be liable hereunder if any such liability arises out of, results from or involves (i) the breach or misstatement by Confab of its obligations, representations or warranties under this Agreement, or (ii) the fault, negligence, omission or wilful misconduct of Confab or its Affiliates, or their respective directors, shareholders, officers, employees, agents, representatives or subcontractors.

15.2 **Indemnity in Favour of Labopharm.** Confab shall defend, indemnify and hold Labopharm, its Affiliates, and their respective officers, directors, employees, agents, representatives and shareholders, harmless from and against any third party claim resulting from:

15.2.1 a negligent act or omission or wilful misconduct by Confab in connection with the subject matter of this Agreement;

15.2.2 any defect in the manufacture, packaging, if applicable, or supply of the Product(s); or

15.2.3 the breach by Confab of any of the terms of this Agreement,

provided that Confab shall not be liable hereunder if any such liability arises out of, results from or involves (i) the breach or misstatement by Labopharm of its obligations, representations or warranties under this Agreement, or (ii) the fault, negligence omission or wilful misconduct of Labopharm or its Affiliates, or their respective directors, shareholders, officers, employees, agents or representatives.

15.3 **Indemnification Procedures**. A Party (the "**Indemnitee**") which intends to claim indemnification under this Article 15 shall promptly notify the other Party (the "**Indemnitor**") in writing of the liability with respect to which the claim of indemnification relates. The Indemnitee shall permit, and shall cause its employees and agents to permit, the Indemnitor, at its discretion, to settle any such liability, the defence and settlement of which shall be under the complete control of the Indemnitor; provided, however, that such settlement shall not adversely affect the Indemnitee's rights hereunder or impose any obligations on the Indemnitee in addition to those set forth herein in order for it to exercise those rights. No such liability shall be settled without the prior written consent of the Indemnitee, and the Indemnitee shall not be responsible for any legal fees or other costs incurred other than as provided herein. The Indemnitee, its employees and agents shall co-operate fully with the Indemnitor and its legal representatives in the investigation and defence of any liability covered by this indemnification. The Indemnitee shall have the right, but not the obligation, to be represented by counsel of its own selection and at its own expense.

15.4 **Limitation of Liability.**

15.4.1 <u>API and Contramid® Powder</u>. Confab shall act as Labopharm's depositary for the API and Contramid® Powder. As such, Confab shall be liable for any loss or damage to the API and Contramid® Powder, provided that such loss or damage occurs while the API and the Contramid® Powder are in Confab's possession at the Facility or under Confab's control. Any liability that results from the loss or damage to the API and Contramid® Powder as aforesaid shall be limited to the verifiable cost of the API and Contramid® Powder.

15.4.2 <u>Quarantine</u>. It is expressly agreed that whenever Labopharm will require Confab to ship Bulk Product to Labopharm or Labopharm's designee under

quarantine as per Section 3.12, Confab's total liability for such Product(s) shall be limited to bulk Product Specifications and Confab shall not be held liable for the value or any defects attributable to any additional packaging, testing, shipping or any other activity performed by Labopharm, its Affiliates, agents, subcontractors and distributors of such Product(s).

REDACTED

15.4.3 Consequential Damages.
~~which may state otherwise~~, no Party shall be liable to the other Party for loss of profits or indirect, special or consequential damages. No Party shall hold the other(s) liable for punitive or exemplary damages.

15.4.4 Limitation of Confab's liability. Except for gross negligence or wilful misconduct, Confab's maximum liability under this Agreement in any Contract Year for any reason whatsoever (other than as follows) or resulting from a breach of its representations, warranties or other obligations under this Agreement shall not exceed REDACTED in the aggregate, except if said liability results from Confab's errors and omissions, in which case Confab's maximum liability under this Agreement shall not exceed REDACTED in the aggregate.

Article 16 TERM AND TERMINATION

16.1 **Term**. Save and except as provided for in Section 6.2 of this Agreement, the Term of this Agreement shall commence as of the Effective Date and shall continue until December 31, 2016, (the "**Initial Term**"), unless earlier terminated in accordance with this Agreement, and shall automatically renew for successive periods of one (1) year unless either Party gives written notice to the other Party of its intention to terminate this Agreement at least six (6) months prior to the end of the then current term (the "Initial Term" and any renewals shall for the purposes hereof be referred to as the "**Term**").

16.2 **Termination for Cause.**

a) **Material Breach:** Either Party may terminate this Agreement (without prejudice to any other remedies available to it by law or in equity) by written notice to the other Party if the other Party defaults in a material respect in the performance or observance of any of its obligations under this Agreement and such default continues, unremedied, for a period of thirty (30) Business Days following written notice of such default to the defaulting Party setting forth in reasonable detail the nature of such default. Any right to terminate arising

under this Section 16.2 (a) shall be stayed if, during the relevant cure period, the Party alleged to have been in default has initiated, and is diligently and in good faith proceeding to cure such default within a commercially reasonable period of time.

b) **Insolvency/Bankruptcy.** Any of the Parties may terminate this Agreement (without prejudice to any other remedies available to it by law) by written notice to the concerned Party if a Party makes an assignment for the benefit of its creditors, is adjudged bankrupt, becomes insolvent, ceases or threatens to cease to carry on business, files or consents to the filing of a petition in bankruptcy, seeks to take advantage of any legislation relating to insolvency, arrangement or relief of debtors, winds-up or liquidates, or if any receiver, trustee, liquidator or similar official is appointed to such other Party or any of its property.

c) **Judgment.** Any one of the Parties may terminate this Agreement (without prejudice to any other remedies available to it by law or in equity) in the event that any service or process of execution or judgment is enforced or levied upon any one of the Parties' property, rights or assets and remains unsatisfied for a period of thirty (30) days or is not discharged within said delay, provided that such service or process of execution or judgment is not in good faith disputed by one of the Parties and in that event, provided further than non-payment thereof shall not, in the sole opinion of the Party seeking termination, jeopardize or impair the other Parties' performance of their obligations hereunder.

16.3 **Consequences of Termination.**

In the event of early termination of this Agreement for any reason whatsoever, then:

16.3.1 Confab shall immediately cease to manufacture Product(s) and the license granted under Section 12.2 shall immediately become null and void, it shall deliver all Product(s) manufactured until then to Labopharm and upon delivery thereof, shall invoice Labopharm for the costs of Raw Materials, Packaging Components, if applicable, including those used in work-in-progress, ordered in accordance with Section 3.11 and for Product(s) delivered up to the date of termination, it being understood that any unused Raw Materials and Packaging Components, if applicable, shall be returned to Labopharm promptly;

16.3.2 following termination of this Agreement for any reason, other than default or insolvency of Labopharm, Confab shall, at Labopharm's request, fill all Purchase Orders submitted by Labopharm before the termination date

regardless of whether the Product(s) are to be delivered after the termination of this Agreement;

16.3.3 all Confidential Information (including all copies thereof) and all complete and partial originals and copies of documents, computer disks and any other material containing Confidential Information of the Parties shall be properly returned to the Disclosing Party by the Receiving Party or, at the Disclosing Party's request, destroyed, with such destruction certified in writing by the Receiving Party to the Disclosing Party;

16.3.4 Subject to Section 16.3.5 only, the defaulting Party shall not be entitled to claim any indemnity, anticipated profits, reimbursement or compensation for alleged damages, and the other Party shall not have any liability for damages of any nature whatsoever which might result from said termination or natural expiration of the Agreement; and

16.3.5 any terms or conditions of this Agreement which by their nature extend beyond the Term, termination or expiry of this Agreement shall survive the termination or expiry of same, including, without limitation, any obligation to pay any sum due, Article 4 (Purchase Price & Payment Terms), Article 6 (Branded and/or Generic Guaranteed Manufacturing Ratio), Article 8 (Quality Assurance and Inspection), Article 9 (Product Complaints & Product Recalls), Article 11 (Confidentiality), Article 13 (Insurance), Article 14 (Representations and Warranties), Article 15 (Indemnification) and Article 20 (Miscellaneous). Termination or expiration of this Agreement shall not affect the respective rights and obligations of the Parties accrued during the Term of this Agreement. The termination of this Agreement by either Party shall not affect the rights of the terminating Party to seek redress under this Agreement or under Applicable Laws.

Article 17 DISPUTE RESOLUTION

17.1 **Good faith discussions**. Any dispute, controversy or claim arising out of or in connection with this Agreement, including any question regarding its negotiation, existence, validity, breach, or termination, shall be first submitted to the senior management of the Parties for resolution. Should senior management be unable to resolve such matter within fifteen (15) days of submission, the matter shall be escalated to the CEOs of each Party. Should the CEOs be unable to resolve the matter in a further thirty (30) days, the matter shall be settled by arbitration in accordance with the Arbitration Rules of the ADR Institute of Canada. The seat and

place of the arbitration shall be Montreal, Quebec. The decision of the arbitrator shall be final and binding on all Parties.

17.2 **Notice of arbitration.** Prior to submitting a matter to arbitration, the Party seeking arbitration shall provide a notice of not less than ten (10) days to the other Parties. During this ten (10) days delay, the Parties shall endeavour to jointly appoint a single arbitrator. Upon the expiration of the ten (10) days delay, if the Parties have failed to appoint a single arbitrator, they shall proceed as outlined below.

17.3 **Procedure.** The Party seeking the arbitration shall refer the matter to a judge of the Superior Court of Quebec who shall make the appointment. Such decision shall be final and binding. The proceedings shall be conducted in an expeditious manner.

17.4 **Expenses.** The arbitration expenses of each Party, including legal and accounting fees, shall be borne by each Party, unless otherwise indicated by the arbitrator. The arbitrator shall designate the Party who shall bear all expenses of the arbitrator or the respective amounts of such expenses to be borne by each Party.

17.5 **Provisional Measures.** Notwithstanding the foregoing, the Parties expressly provide that a judge or a court may grant provisional measures before (or during, if necessary) the arbitration proceedings on the motion of one of the Parties, and that the arbitrator may grant provisional measures during the arbitration proceedings.

18 ASSIGNMENT

18.1 This Agreement may not be assigned or otherwise transferred by either Party without the prior written consent of the other Party, which consent shall not be unreasonably withheld. Any purported assignment in violation of the preceding sentence shall be void. Any permitted assignee shall assume all obligations of its assignor under this Agreement. No assignment shall relieve either Party of responsibility for the performance of any obligation which accrued prior to the effective date of such assignment.

19 FORCE MAJEURE

19.1 **Non-Default.** A Party shall be deemed not to be in default with respect to non-performance of any of its obligations under this Agreement, if and so long as such non-performance is due in whole or in some material way to an event of Force Majeure and that Party has used its commercially reasonable efforts to remove the event of Force Majeure and to perform its obligations under the Agreement. If an event of Force Majeure occurs, the Party affected shall promptly notify the other Party of the occurrence of the event, its extent and probable duration and will use its best endeavours to overcome the difficulties created thereby and to resume performance of its obligations as soon as practicable. Force Majeure shall excuse the affected Party's performance until the Force Majeure has ceased and for a reasonable period of time thereafter, to allow the affected Party to restore itself to the position it was in with respect to the future ordering, manufacturing or packaging, if applicable, of Product immediately prior to Force Majeure. Within thirty (30) days of notification by Confab that it is able to resume the necessary supply of Product(s), Labopharm shall resume obtaining its requirements of Product(s) from Confab pursuant to the terms of this Agreement. A Party shall suffer no penalty nor incur any liability for its inability to perform hereunder by reason of Force Majeure. As it may apply to Labopharm, a Force Majeure event shall never (i) be used or interpreted so as to prevent or delay the due payment of any sums then owing to Confab nor (ii) to cancel or reduce a Purchase Order already transmitted to Confab.

19.2 **Termination**. If a Party's failure to perform any of its obligations due to a Force Majeure continues for more than ninety (90) days, unless within such period the non-performing Party has begun to substantially remedy its inability to perform, and will be in a position to fully resume its performance obligations within a further thirty (30) days thereafter, the other Party may, if itself not in default under the Agreement, terminate this Agreement by providing written notice to the non-performing Party. In the event of such termination, both Parties' respective rights and obligations under this Agreement shall terminate except for any amounts previously due and owing by one Party to the other and except for any other obligations which this Agreement expressly provides shall survive termination, or which should, by their nature, so survive.

Article 20 MISCELLANEOUS

20.1 **No Exclusivity.** Save and except for the guaranteed manufacturing ratio, nothing contained herein shall limit Labopharm's right to retain the services of another supplier for the manufacture, packaging, if applicable, and supply of the Product(s) or to enter into agreements under which any person other than Confab will manufacture, package and supply the Product(s) to Labopharm.

20.2 **Relationship of the Parties.** The relationship between Confab and Labopharm created pursuant to this Agreement is intended to be and shall be solely that of independent contractors. Neither Party, nor its employees, agents or representatives shall under any circumstances be considered employees, agents, partners, joint venturers or representatives of the other Party. Neither Party, nor its employees, agents or representatives shall act or attempt to act, or represent themselves, directly or by implication, as an employee, agent, joint venturer, partner or representative of the other Party or in any manner assume or create, or attempt to assume or create, any obligation or liability of any kind, express or implied, on behalf of or in the name of the other Party. No person other than Confab or Labopharm may rely on or enforce any provision of this Agreement.

20.3 **Indivisibility and Severability.** All of the obligations stipulated to be executed by Labopharm in this Agreement are indivisible and several obligations of Labopharm Inc. and Labopharm Europe Limited. Confab shall be allowed to manage this Agreement and deal exclusively with Labopharm Inc. for all intents and purposes of this Agreement as though Labopharm Inc. and Labopharm Europe Ltd. Are one and the same legal person.

20.4 **Further Assurances.** Each Party will at any time and from time to time, upon the request of one of the Parties, execute and deliver such further documents and do such further acts and things as the other Parties may reasonably request to evidence, carry out and give full effect to the terms, conditions, intent and meaning of this Agreement.

20.5 **Notices.** Any notice or other communication made under this Agreement shall be in writing and shall be properly given: (i) when delivered if sent by personal delivery; (ii) two (2) days after transmission if sent by facsimile with confirmation of transmission; or (iii) the day following reception if sent by registered mail return receipt requested, addressed:

For **Legal Notices**:

if to Confab, at:

Confab Laboratories Inc.
4355 Sir Wilfrid Laurier Blvd.
Saint-Hubert (Quebec) J3Y 3X3
Attention: General Counsel, Legal Department
Fax: (450) 443-4466

if to Labopharm Inc., at:

Labopharm Inc.
480, boulevard Armand-Frappier
Laval (Québec) H7V 4B4
Attention: General Counsel, Legal Department
Fax: (450) 686-9141

and to Labopharm Europe Limited at:

Labopharm Europe Limited
5, The Seapoint Building,
44 Clontarf Road,
Dublin 3,
Ireland
Attention: Managing Director
Fax: +353 1 854 0144

For **Purchase Orders**:

If to Confab, at:

Confab Laboratories Inc.
4355 Sir Wilfrid Laurier Blvd.
Saint-Hubert (Quebec) J3Y 3X3
Attention: Account Manager
Fax: 450-443-4466

if to Labopharm Inc., at:

Labopharm Inc.
480, boulevard Armand-Frappier
Laval (Québec) H7V 4B4
Attention: Global Supply Department
Fax: +450-687-5860

and to Labopharm Europe Limited at:

5, The Seapoint Building,
44 Clontarf Road,

Dublin 3,
Ireland
Attention: Logistics & Supply Department
Fax: +353 1 854 0144
Email: orderentry@labopharm.com

A Party may change its address for notice by notifying the other Party at any time.

20.6 **Entire Agreement, Waiver, Amendment.** This Agreement supersedes any prior agreements between the Parties with respect to the Product(s), including, the MSA and the Quality Agreement entered into between the Parties on March 26, 2009, as to the subject matter of the Agreement, whether oral or in writing, and together with any schedules, attachments and appendices, contains the entire understanding between the Parties as to the subject matter contained herein. For greater certainty, the Parties hereby acknowledge and agree that any and all quality and/or supply matters which may have arisen under the MSA shall be dealt with in accordance with the terms of this Agreement. No delay or failure on the part of a Party in exercising any rights under this Agreement shall affect any of such Party's rights. This Agreement may not be modified or amended except in writing duly executed by all Parties.

20.7 **Severability.** Any provision of this Agreement that is held to be inoperative, unenforceable or invalid in any jurisdiction shall be inoperative, unenforceable or invalid in that jurisdiction without affecting any other provision hereof in that jurisdiction or the operation, enforceability or validity of that provision in any other jurisdiction, and to this end the provisions hereof are declared to be severable.

20.8 **Enurement.** This Agreement is binding on and enures to the benefit of each Party and their successors and permitted assigns. Labopharm may assign this Agreement to an Affiliate or a subsidiary or to a purchaser of all or substantially all of its assets or business related hereto.

20.9 **Non Solicitation of employees.** During the Term of this Agreement, neither Party may, directly or indirectly, recruit or solicit any employee of the other Party with whom such Party has come into contact or interacted for the purposes of performing this Agreement, without the prior consent of the other Party, except pursuant to general solicitations not targeted at such employees.

20.10 **Public Announcements & Publications.** Except as required by Applicable Laws (including disclosure requirements of the Securities and Exchange Commission (the

"**SEC**") or any other stock exchange), governmental regulation or by the requirements of any securities exchange on which the securities of a Party are listed, no Party to this Agreement will make, or cause to be made, any press release or public announcement in respect of this Agreement, including its existence, or the transaction contemplated herein or otherwise communicate with any news media without the prior written consent of the other Party. The Parties will cooperate to the extent practicable as to the timing and content of any such press release or public announcement. Notwithstanding the foregoing, the Parties hereby agree that Labopharm is authorized to prepare a press release announcing the execution of this Agreement, to be distributed to any media outlet. In the event that a Party is required to file or disclose the terms of this Agreement pursuant to the rules and regulations of the Canadian Securities Administrators (the "**CSA**"), the SEC and/or any like body in any relevant jurisdiction, such Party may file or disclose such Confidential Information to the extent it determines in its sole discretion that it is so required subject to (i) giving the other Party reasonable advance notice of at least two (2) Business Days to review and comment on such disclosure, and (ii) requesting appropriate confidential treatment from the CSA, the SEC and/or like body for such information.

20.11 **Governing Laws**. All matters affecting the interpretation, form, validity, construction and performance of this Agreement shall be decided in accordance with the laws of the Province of Quebec and the Federal laws of Canada applicable thereto.

20.12 **Counterparts**. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and which together shall constitute one and the same Agreement.

20.13 **Language**. The Parties hereto have requested that this document and all its attachments be drafted in the English language. Les Parties ont exigé que ce document et les pièces jointes y afférant soient rédigés en anglais.

[This space is intentionally left blank. Signature page follows immediately]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date, by their authorized officers, who by signing confirm their authority and intention to bind the Party they represent.

CONFAB LABORATORIES INC.

Guy Lamarre
Chairman of the Board & C.E.O.

LABOPHARM INC.

James R. Howard-Tripp
President & CEO

LABOPHARM EUROPE LIMITED

Anthony Playle
Managing Director

LABOPHARM INC.

Mark D'Souza
Senior Vice President & CFO

APPROVED BY LEGAL DEPT,
AS TO FORM

SCHEDULE A

PRODUCT PRICES

The price payable for the Product(s) shall be as per the tables below.

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The Parties hereby agree as to the following additional charges:

a) Additional audits: Labopharm or its marketing partner(s) shall have the right, upon reasonable advance notice and during regular business hours, to inspect and audit the Facility being used by Confab for manufacture and storage of the Product and/or any Raw Materials to assure compliance by Confab with (i) applicable rules and regulations and the prevailing FDA and EMEA requirements (including, but not limited to, 21 C.F.R. Section 210-211 and the EC guide to cGMPs), and (ii) the requirements of this Agreement. Such inspection and audit shall be conducted in a manner to minimize disruption of Confab's business operations and shall not be conducted more than once every Contract Year (or every six (6) months in the event an audit uncovers a material deficiency and until such deficiency is cured). Notwithstanding the foregoing, Labopharm reserves the right to audit Confab's Facility as necessary in the event of any cGMP violation or deviation. From time to time, Labopharm may request a new

customer due diligence visit in order to facilitate the introduction of additional business to Confab. These visits shall not be considered to be audits for the purposes of the limitations set forth herein. The parties shall negotiate a reasonable price to be paid to Confab in respect of such visits in excess of one every Contract Year. Audits conducted in excess of those specified in this Schedule A, save and except audits which uncover a material deficiency, shall be limited to two (2) consecutive Business Days and paid for by Labopharm

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b) Storage Surcharge:

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c) Stability Services: Any stability services required hereunder shall be negotiated and invoiced at a price to be mutually agreed upon by the Parties.

d) Additional Services: Any additional services required under Section 3 of **Schedule D** shall be negotiated and invoiced at a price to be mutually agreed upon by the Parties.

SCHEDULE B

[INTENTIONALY OMITTED]

SCHEDULE C

QUALITY AGREEMENT

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SCHEDULE D

SERVICES

Confab hereby agrees and covenants to provide Labopharm with the services (collectively the **"Services"**) described below:

1) The Manufacturing, packaging, if applicable, and supply of the Product(s) shall include, without limitation:

a) the procurement of Raw Materials and Packaging Components, if applicable;

b) the inventory management and on time ordering of API and Contramid® Powder provided free of charge by Labopharm;

c) the granulation of the Contramid® Powder;

d) the manufacturing of Bulk Product(s);

e) the packaging of Finished Product(s), if applicable;

f) the testing of Raw Materials, Packaging Components, if applicable, API, Contramid® Powder and granulated Contramid®, process intermediates and Bulk Product for release purposes, in accordance with the Specifications;

g) the release of Bulk Product(s) or Finished Product(s), if applicable, and preparation for shipment according to the Shipping Instructions, which shall include a maximum wharehousing period of ten (10) Business Days after release of a Batch by Confab (exclusive of any delays in release by Labopharm caused by deviations or insufficient batch documentation);

h) the preparation and maintenance of the manufacturing and packaging, if applicable, documentation, including, original documents of (i) the certificate of compliance or manufacture; (ii) the manufacturing batch record (including the certificate of analysis for the Bulk Product(s) and the Raw Materials); (iii) the packaging batch record, if applicable, (including the certificate of analysis of the Packaging Components); and (iv) deviation forms, if any.

i) the printing of the Bulk Product(s), if applicable;

j) providing reasonable assistance required by Labopharm to obtain and maintain its MAs; and

2) The costs for printing the Bulk Product(s) to be manufactured for the U.S. market or destined to the market of any other country in the Territory which requires the printing of tablets shall be listed separately, as set forth in **Schedule A**.

3) Any other additional services than the Services, as may be reasonably required by Labopharm and agreed to by Confab from time to time, shall be negotiated and invoiced at a price to be mutually agreed upon by the Parties.

SCHEDULE E

INVENTORY REPORT

The inventory report prepared by Confab for the purposes of Section 3.9 shall contain the following information:

(i) Quantity Received means the total quantity of API and Contramid® Powder that complies with the Raw Materials Specifications received at the Facility during the applicable month;

(ii) Quantity Dispensed means the total quantity of API and Contramid® Powder that complies with the Raw Materials Specifications dispensed at the Facility during the applicable month. The Quantity Dispensed is calculated by adding the Quantity Received to the inventory of API and Contramid® Powder held at the beginning of the applicable month, less the inventory of API and Contramid® Powder held at the end of the applicable month, . The Quantity Dispensed shall only include API and Contramid® Powder received and dispensed in connection with commercial manufacturing of Product(s) (including inventory write-offs) and, for greatrer certainty, shall not include any API and Contramid® Powder received or dispensed in connection with technical transfer activities or development activities during the applicable period, including, without limitation, any regulatory, stability, testing, validation or test batches manufactured during the applicable month;

(iii) Quantity Converted means the total amount of API and Contramid® Powder contained in the Product(s) produced with the Quantity Dispensed, delivered by Confab, and (i) not rejected, recalled or returned as a result of a failure of Confab to provide the Services in accordance with the terms of this Agreement.

(iv) Quantity on Hand means the total amount of API and Contramid® Powder available for use at the end of each month.

SCHEDULE F

VENDOR RATING PROGRAM

Labopharm will measure and track Confab's performance based on the following criteria:

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SCHEDULE G

YIELDS

The Parties hereby agree that the acceptable manufacturing yields shall be as follows:

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SCHEDULE H

GUARANTEED MANUFACTURING RATIO

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The Generic Guaranteed Manufacturing Ratio for the USA will be interpreted as follows:

a) Confab is guaranteed a ratio of one hundred percent (100%) for the first two (2) years of the commercialization of the Generic Product, starting as of the issuance of the Marketing Authorization for the Generic Product in the USA, which authorization may not be granted in the USA prior to January 1, 2012.

b) Confab is guaranteed a ratio of fifty percent (50%) for the third (3rd) year of the commercialization of the Generic Product in the USA.

c) Should a Marketing Authorization for the Generic Product be granted in the USA in 2012 or 2013, Labopharm hereby agrees to guarantee a ratio of fifty percent (50%) until the end of the Initial Term.

→ AFTER THE FIRST TWO (2) YEARS OF THE COMMERCIALIZATION OF THE GENERIC PRODUCT.

AD.

AD.

d) Furthermore, should a Marketing Authorization for the Generic Product be granted in the USA in 2015 or 2016, Labopharm hereby agrees to extend the Initial Term by an additional year if in 2015 or by two (2) additional years if in year 2016 to guarantee to Confab a Generic Guaranteed Manufacturing Ratio for a total term of three (3) years from the Generic Product MA.

SCHEDULE I

SHIPPING INSTRUCTIONS

When shipping Bulk Product or Finished Product, if applicable, to Labopharm or Labopharm's designee, Confab shall include the following documents along with the shipment:

- Proforma invoice
- Packing slip
- Certificate of Compliance or Manufacture
- Certificate of Analysis
- MSDS
- Customs documents (as required)
- Permits (as required)

SCHEDULE J

TERRITORY

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